04005916

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSING SECTION JAN 20 2004

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, January 16, 2004 Home Equity Pass-Through Certificates, Series 2004-1

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107055
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JAN 22 2004
THOMSON FINANCIAL

[TPW: NYLEGAL:203835.1] 17070-00298 01/16/04 05:12pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: John Graham
Name: John Graham
Title: Vice President

Dated: January 16 , 2004

DERIVED INFORMATION [01/14/04]

HEMT Series 2004-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Originator

Originator	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
Saxon Mortgage, Inc.	934	43,320,697.75	14.58	10.77	204	679	19.69	41.38	97.50	36.00	100.00	32.30	100.00
Fremont Investment & Loan	822	36,366,286.92	12.24	11.18	221	648	19.09	42.84	99.51	55.86	99.23	12.39	100.00
Aames Capital Corporations	624	25,294,963.32	8.51	11.23	235	646	19.95	43.02	99.59	51.04	99.64	16.39	100.00
Decision One Mortgage Company, LLC	514	20,513,967.39	6.90	9.97	205	689	19.35	39.05	99.24	38.97	100.00	24.52	100.00
Accredited Home Lenders Inc.	292	13,348,151.72	4.49	8.68	176	689	19.60	42.41	98.09	82.02	100.00	22.63	100.00
AEGIS Mortgage Corp.	343	11,669,031.42	3.93	10.63	215	631	19.90	41.28	100.00	88.09	100.00	22.51	100.00
BrooksAmerica Mortgage Corporation	140	9,240,049.52	3.11	8.87	180	706	19.10	37.80	97.07	13.61	91.08	13.16	100.00
US Bank NA	333	8,582,734.34	2.89	7.50	172	736	13.26	32.86	91.98	100.00	98.94	5.61	100.00
SILVER STATE FINANCIAL SERVICES	167	6,799,507.21	2.29	10.22	249	697	18.55	38.02	97.46	16.98	78.72	12.49	100.00
Quicken Loans, Inc.	163	5,067,508.28	1.71	9.50	176	679	16.52	35.45	90.96	64.36	98.16	53.10	100.00
Other	2,529	116,921,545.95	39.35	9.64	215	697	17.32	38.72	93.35	31.54	88.91	20.80	100.00
Total:	**6,861**	**297,144,443.82**	**100.00**	**10.07**	**211**	**681**	**18.40**	**40.08**	**96.25**	**43.48**	**94.70**	**21.16**	**100.00**

Current Rate > 10 %

CURRENT RATE > 10	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
10.001 - 10.500	611	28,217,105.38	18.13	10.35	207	674	19.31	40.57	97.21	41.20	95.91	21.99	100.00
10.501 - 11.000	818	35,961,211.48	23.11	10.86	213	657	19.02	41.36	98.31	46.39	97.04	20.05	100.00
11.001 - 11.500	630	29,242,446.86	18.79	11.34	222	665	19.34	41.14	98.41	28.14	97.58	24.27	100.00
11.501 - 12.000	997	42,259,583.43	27.15	11.89	223	659	18.76	40.75	98.03	23.66	88.87	16.47	100.00
12.001 - 12.500	313	11,165,311.79	7.17	12.38	222	658	19.15	41.42	98.43	33.77	90.90	31.51	100.00
12.501 - 13.000	159	5,275,718.75	3.39	12.86	217	646	19.14	40.76	98.82	22.63	97.22	26.97	100.00
13.001 - 13.500	86	2,906,736.69	1.87	13.33	223	636	21.13	43.16	99.72	13.06	100.00	32.21	100.00
13.501 - 14.000	17	498,119.04	0.32	13.79	207	636	20.00	40.67	99.83	22.47	100.00	29.98	100.00
14.001 - 14.500	4	78,473.56	0.05	14.26	236	643	19.20	45.73	99.99	43.21	70.40	19.07	100.00
14.501 - 15.000	2	33,434.29	0.02	14.91	214	610	21.57	41.85	100.00	100.00	100.00	68.70	100.00
Total:	**3,637**	**155,639,141.27**	**100.00**	**11.37**	**217**	**661**	**19.12**	**41.03**	**98.11**	**33.45**	**94.34**	**21.55**	**100.00**

FICO < 680

FICO < 680	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
Not Applicable	6	218,134.81	0.14	11.73	342	-	20.35	42.00	98.02	-	100.00	11.80	100.00
520 - 539	1	76,648.46	0.05	9.49	235	537	20.00	49.30	100.00	100.00	100.00	100.00	100.00
540 - 559	3	112,495.50	0.07	10.32	210	552	16.91	44.90	98.97	100.00	100.00	-	100.00
560 - 579	19	286,784.07	0.18	11.45	140	571	6.71	37.39	94.65	100.00	100.00	28.35	100.00
580 - 599	258	8,645,133.85	5.56	11.42	219	589	19.53	40.49	99.39	99.60	99.58	24.53	100.00
600 - 619	424	16,273,372.98	10.46	11.18	222	610	19.30	42.83	99.17	98.43	99.57	26.27	100.00
620 - 639	687	28,828,877.56	18.53	10.88	216	629	18.33	41.25	95.74	58.81	98.48	34.30	100.00
640 - 659	1,213	51,522,570.84	33.12	10.92	214	649	18.76	41.39	97.05	31.59	97.76	26.60	100.00
660 - 679	1,065	49,587,324.72	31.88	10.40	209	669	18.83	40.53	96.35	31.80	97.56	25.20	100.00
Total:	**3,676**	**155,551,342.81**	**100.00**	**10.80**	**214**	**644**	**18.78**	**41.19**	**96.94**	**47.64**	**98.13**	**27.43**	**100.00**

Scheduled Balance > $125K

Scheduled Balance > $125K	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
125001 - 150000	33	4,560,003.77	36.02	9.72	208	706	20.06	38.75	89.93	24.76	90.69	24.40	100.00
150001 - 175000	23	3,702,737.03	29.25	9.90	221	686	23.18	37.05	91.66	17.60	86.51	30.78	100.00
175001 - 200000	19	3,713,033.55	29.33	9.41	245	700	24.83	39.01	86.17	-	89.34	53.60	100.00
200001 - 225000	2	445,156.10	3.52	9.44	174	717	32.28	44.09	80.05	50.19	50.19	-	100.00
225001 - 250000	1	239,679.49	1.89	10.01	177	729	19.83	37.22	94.21	100.00	100.00	100.00	100.00
Total:	**78**	**12,660,609.94**	**100.00**	**9.68**	**221**	**699**	**22.80**	**38.53**	**89.07**	**17.72**	**87.83**	**35.40**	**100.00**

Original Term

Original Term	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
1 - 60	11	187,736.85	0.06	9.77	53	637	9.98	38.71	90.99	100.00	86.06	47.49	100.00
61 - 120	115	2,642,668.40	0.89	10.52	113	656	15.35	40.92	95.17	69.25	94.53	18.32	100.00
121 - 180	3,904	165,978,318.37	55.86	9.61	176	693	17.82	39.02	95.28	43.79	93.03	19.98	100.00
181 - 240	2,345	103,744,121.09	34.91	10.86	236	660	19.66	41.91	98.54	47.69	99.19	22.67	100.00
301 - 360	486	24,591,599.11	8.28	9.82	357	699	17.45	38.85	93.29	20.42	87.21	22.91	100.00
Total:	**6,861**	**297,144,443.82**	**100.00**	**10.07**	**211**	**681**	**18.40**	**40.08**	**96.25**	**43.48**	**94.70**	**21.16**	**100.00**

Combined LTV 80 - 100

Combined LTV 80-100	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
80.00 <=	55	3,431,250.50	1.19	7.97	232	703	14.82	36.60	80.00	22.57	73.61	46.88	100.00
80.01 - 85.00	154	5,864,789.55	2.04	9.03	205	684	15.68	37.91	83.56	34.45	84.12	59.50	100.00
85.01 - 90.00	929	36,403,311.38	12.66	9.14	212	695	13.91	37.53	89.52	37.30	79.98	30.51	100.00
90.01 - 95.00	1,196	47,390,153.47	16.48	9.57	205	697	15.88	38.27	94.70	48.78	89.91	19.23	100.00
95.01 - 100.00	4,374	194,524,605.64	67.63	10.52	212	674	20.10	41.18	99.90	45.12	99.69	15.81	100.00
Total:	6,708	287,614,110.54	100.00	10.12	211	681	18.47	40.17	97.16	44.25	94.95	19.50	100.00

Doc Types (Non Full Docs)

Doc Types (Non Full Docs)	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
NINA	129	6,309,410.43	3.76	9.91	223	707	16.37	44.47	85.35	-	90.32	33.23	100.00
Reduced	2,994	142,116,155.59	84.62	10.55	215	685	18.77	40.07	96.42	-	93.99	19.21	100.00
Stated/Stated	397	19,526,978.49	11.63	9.97	225	701	17.28	37.83	93.81	-	91.65	17.37	100.00
Total:	3,520	167,952,544.51	100.00	10.45	216	688	18.51	39.83	95.70	-	93.58	19.53	100.00

Occupancy Status (Non Primary)

Occupancy Status (Non Primary)	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
Investment	423	13,630,187.83	86.61	10.69	216	716	15.36	34.93	89.57	32.18	-	16.02	100.00
Secondary	58	2,107,565.71	13.39	9.26	207	710	14.20	35.60	88.65	26.89	-	15.07	100.00
Total:	481	15,737,753.54	100.00	10.50	215	715	15.21	35.02	89.44	31.47	-	15.89	100.00

Purpose - Cashout Only

Purpose - Cashout Only	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
Refinance - Cashout	1,370	62,881,113.13	100.00	10.10	214	664	18.78	39.69	92.41	47.85	96.02	100.00	100.00
Total:	1,370	62,881,113.13	100.00	10.10	214	664	18.78	39.69	92.41	47.85	96.02	100.00	100.00

Property Type - Multifamily Only

Property Type - Multifamily Only	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
2F	230	10,968,453.46	52.43	9.86	254	695	16.49	40.41	93.09	23.53	84.95	16.65	100.00
2-4F	8	415,556.92	1.99	9.84	197	671	19.09	40.27	89.55	53.66	100.00	53.75	100.00
3F	93	4,366,543.10	20.87	10.05	240	713	15.45	35.59	91.30	25.81	65.41	14.71	100.00
4F	106	5,170,163.32	24.71	10.60	249	699	16.50	38.86	92.98	28.32	54.15	19.54	100.00
Total:	437	20,920,716.80	100.00	10.08	249	699	16.33	39.00	92.62	25.78	73.56	17.70	100.00

Prepay Penalty

Prepay Penalty	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
N	3,678	152,937,312.49	51.47	9.66	210	693	17.63	38.65	94.61	39.78	92.36	21.49	100.00
Y	3,183	144,207,131.33	48.53	10.50	213	670	19.22	41.55	98.00	47.40	97.19	20.81	100.00
Total:	6,861	297,144,443.82	100.00	10.07	211	681	18.40	40.08	96.25	43.48	94.70	21.16	100.00

Prepay Penalty Term

Prepay Penalty Term	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	2nd Lien %
0	3,678	152,937,312.49	51.47	9.66	210	693	17.63	38.65	94.61	39.78	92.36	21.49	100.00
3	6	430,144.18	0.14	10.15	177	676	17.29	40.29	90.49	37.07	100.00	52.25	100.00
6	75	5,099,766.37	1.72	10.50	246	696	17.83	38.15	93.00	12.31	80.67	18.31	100.00
12	319	16,776,705.90	5.65	10.25	231	686	18.51	39.88	95.47	32.99	91.28	22.35	100.00
24	1,165	53,641,744.21	18.05	10.88	215	661	19.24	42.21	99.12	46.23	99.04	12.10	100.00
30	6	193,223.72	0.07	11.02	201	640	20.07	44.84	100.00	100.00	100.00	39.59	100.00
36	1,501	63,259,781.79	21.29	10.33	206	670	19.52	41.59	98.20	53.97	98.72	26.76	100.00
42	1	36,877.42	0.01	9.00	175	702	20.00	47.32	100.00	100.00	100.00	-	100.00
48	1	41,841.76	0.01	8.25	175	690	17.91	46.77	100.00	100.00	100.00	100.00	100.00
60	109	4,727,045.98	1.59	9.50	184	676	19.17	41.22	97.44	59.75	94.08	33.09	100.00
Total:	**6,861**	**297,144,443.82**	**100.00**	**10.07**	**211**	**681**	**18.40**	**40.08**	**96.25**	**43.48**	**94.70**	**21.16**	**100.00**

DERIVED INFORMATION [01/14/04]

HEMT Series 2004-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

FICO

FICO 660	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %	1st Lien %	2nd Lien %
N/A	6	218,134.81	0.07	11.73	342	0	20.35	42.00	98.02	0.00	100.00	11.80	0.00	100.00
1 - 659	2,605	105,745,883.28	35.59	10.99	216	632	18.76	41.50	97.21	55.16	98.39	28.51	0.00	100.00
660 +	4250	191,180,425.73	64.34	9.56	208	709	18.21	39.25	95.72	37.06	92.66	17.11	0.00	100.00
Total:	**6,861**	**297,144,443.82**	**100.00**	**10.07**	**211**	**681**	**18.40**	**40.08**	**96.25**	**43.48**	**94.70**	**21.16**	**0.00**	**100.00**

DERIVED INFORMATION [01/14/04]

HEMT Series 2004-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Original Term - Balloons Only

Original Term	No of Loans	Total Scheduled Balance	%	WAC	WAM	FICO	LTV	DTI	Combined LTV	Full Doc Pct	Primary %	Cashout %
1 - 60	1	23,720.68	0.02	7.50	45	693	15.00	23.00	95.00	100.00	100.00	0.00
61 - 120	9	353,509.50	0.25	8.45	100	742	19.96	36.75	88.93	56.07	100.00	0.00
121 - 180	3,149	141,831,882.01	99.55	9.54	176	697	17.79	39.03	95.43	41.95	92.96	17.51
181 - 240	8	268,839.27	0.19	10.47	237	671	17.48	35.05	97.48	0.00	100.00	0.00
Total:	**3,167**	**142,477,951.46**	**100.00**	**9.54**	**176**	**697**	**17.79**	**39.01**	**95.42**	**41.92**	**92.99**	**17.43**